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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                    427056106
     (Title of class of securities)                          (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  JULY 14, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


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NY2:\947310\01\K@Y601!.DOC\99980.0025

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 12 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 12 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                           10,719,200
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                      10,719,200
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 4 of 12 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                         10,719,200
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                    10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                               10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.99%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER

                  This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). The address of the principal executive office of the Company is Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001.

ITEM 2.           IDENTITY AND BACKGROUND

                  The persons filing this Schedule 13D are ISP Opco Holdings Inc., a Delaware corporation ("ISP Opco"), ISP Investments Inc., a Delaware corporation ("ISP Investments"), and International Specialty Products Inc., a Delaware corporation ("ISP"). ISP Opco, ISP Investments and ISP have their principal place of business at 300 Delaware Avenue, Wilmington, Delaware 19801. ISP Opco, ISP Investments and ISP are sometimes hereinafter referred to as the "Reporting Persons."

                  ISP Opco is a wholly-owned subsidiary of ISP. ISP Investments is an indirect, wholly-owned subsidiary of ISP Opco. Samuel J. Heyman beneficially owns (as defined in Rule 13d-3 of the Act) approximately 76% of the capital stock of ISP and is the Chairman of the Board of ISP.

                  The business of ISP consists primarily of owning 100% of the outstanding common stock of ISP Opco. The business of ISP Investments consists of holding investments for ISP Opco. ISP Opco, through its wholly-owned subsidiaries, develops, manufactures, sells and distributes specialty chemicals and mineral products.

                  The name, position, business address and citizenship of each director and executive officer of ISP Opco are set forth on Schedule A hereto.

                  The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on Schedule B hereto.

                  The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule C hereto.

                  None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate amount of funds used by the Reporting Persons to purchase the 10,719,200 shares of Common Stock (the "Shares") beneficially owned (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, was approximately $153,185,679, including commissions.

                  The funds used to purchase such Shares were obtained by ISP Investments from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons acquired the Shares to obtain an equity position in the Company, the Common Stock of which, in the opinion of the Reporting Persons, has been undervalued. Subject to, among other things, availability at prices deemed favorable by the Reporting Persons, the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market or otherwise. The Reporting Persons also may attempt to dispose of Shares in the open market, in privately negotiated transactions or otherwise.

                  The Reporting Persons consider their equity position to be for investment purposes only. Although the possibility of a business combination with the Company has been raised and may be considered in the future, the Reporting Persons have made no determination to seek control of the Company.

                  Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of the close of business on July 21, 2000, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 10,719,200 Shares, representing approximately 9.99% of the Common Stock outstanding on July 21, 2000 (based on 107,198,197 shares of Common Stock believed by the Reporting Persons to be outstanding as of April 30, 2000). ISP Investments has direct beneficial ownership of all of such Shares.

                  ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.

                  In the past 60 days, ISP Investments effected transactions in Shares in open market transactions as set forth in Schedule D hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.



[The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   July 24, 2000

                                   ISP OPCO HOLDINGS INC.
                                   ISP INVESTMENTS INC.
                                   INTERNATIONAL SPECIALTY PRODUCTS INC.


                                   By:    /s/ Susan B. Yoss
                                          -----------------------------------
                                          Susan B. Yoss
                                          Senior Vice President and Treasurer

                                   SCHEDULE A

                  The name and position of the directors and executive officers of ISP Opco Holdings Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                             Position
----                             --------

Sunil Kumar                      President and Chief Executive Officer

Randall R. Lay                   Executive Vice President and Chief Financial
                                 Officer

Richard A. Weinberg              Director, Executive Vice President, General
                                 Counsel and Secretary

Andrew G. Mueller                Executive Vice President - Operations

Barry A. Crozier                 Director and Vice President

Arthur W. Clark                  Director and Manager - Banking and Cash
                                 Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE B

                  The name and position of the directors and executive officers of ISP Investments Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                       Position
----                       --------

Sunil Kumar                President and Chief Executive Officer

Randall R. Lay             Executive Vice President and Chief Financial
                           Officer

Richard A. Weinberg        Director, Executive Vice President, General
                           Counsel and Secretary

Barry A. Crozier           Vice President and Director

Arthur W. Clark            Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE C

                  The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                         Position
----                         --------

Samuel J. Heyman             Director and Chairman

Sunil Kumar                  Director, President and Chief Executive Officer

Randall R. Lay               Executive Vice President and Chief Financial
                             Officer

Richard A. Weinberg          Executive Vice President, General Counsel and
                             Secretary

Andrew G. Mueller            Executive Vice President - Operations

Susan B. Yoss                Senior Vice President and Treasurer

Ronald E. Brandt             Senior Vice President, Sales and Commercial
                             Director--Americas

Carl R. Eckardt              Director

Harrison J. Goldin           Director

Charles M. Diker             Director

Sanford Kaplan               Director

Burt Manning                 Director

Mr. Eckardt is a former executive officer of International Specialty Products Inc. and currently serves as a consultant. Mr. Goldin is the senior managing director of Goldin Associates, L.L.C., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a non-managing principal of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor and consultant. Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 105 East 67th Street, New York, New York 10021.

                                   SCHEDULE D

         The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Reporting Persons during the past 60 days. All transactions were effectuated in the open market through a broker.

    ISP Investments Inc. (directly and through ISP Investments Grantor Trust)
    -------------------------------------------------------------------------

                             Number of
Date                  Shares Purchased (Sold)                 Price per Share*
----                  -----------------------                 ----------------
6/5/00                         14,100                           $16.8125
6/6/00                         41,200                             16.7811
6/7/00                         35,000                             16.7975
6/8/00                         14,400                             16.6875
6/9/00                         16,000                             16.3086
6/19/00                        70,000                             16.3086
6/20/00                        50,000                             15.6339
6/22/00                        2,500                              14.9375
6/23/00                        25,000                             15.1250
7/10/00                        35,000                             13.6250
7/11/00                        35,000                             13.6786
7/12/00                        11,800                             13.5000
7/14/00                      5,355,000                            12.8729
7/17/00                        40,000                             12.5963
7/20/00                        3,000                              12.2083
7/21/00                        4,000                              11.8906


*Excluding commissions